Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Dialogic Inc.:

We consent to the incorporation by reference in the Registration Statement on Form S-8 (related to the Dialogic, Inc. 2006 Employee Stock Purchase Plan and 2006 Equity Incentive Plan) of Dialogic Inc. and subsidiaries of our report dated April 16, 2012, with respect to the consolidated balance sheets of Dialogic, Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity (deficit) and redeemable equity, and cash flows for the years then ended, which report appears in the December 31, 2011 annual report on Form 10-K of Dialogic, Inc.

/s/ KPMG LLP

Short Hills, New Jersey
December 12, 2012